内部者取引等管理規程

（目　的）
第１条　　　この規程は利益相反のおそれのある有価証券（分散型の集団投資スキームによる場合を除く。以下同じ。）の売買その他の取引又はデリバティブ取引（以下「売買等」という。）を回避すること、及び、内部者取引管理に関する基本的事項を定め、内部者取引を未然に防止することを目的とする。

（取引先機密情報の定義）
第２条　　　この規程において、「取引先機密情報」とは、役職員がその業務に関して知った未公表の事実のうち、金融商品取引法第１６３条第１項に定める上場会社等の決算及び業績予想に関する事実その他業務、運営及び財産等に関する重要な事実として金融商品取引法第１６６条第２項に定める事実又は金融商品取引法第１６７条第１項に定める公開買付け等の事実をいう。

（取引先機密情報の管理）
第３条　　　取引先機密情報は、機密情報管理規程に基づき管理するものとする。

（禁止行為）
第４条　　　役職員は、法令で認められた場合を除き、取引先機密情報を知りつつ、自己又は他人のために当該上場会社等が発行する有価証券の売買等を行ってはならない。当該取引先機密情報の伝達を受けた役職員も同様とする。
　　　２．格付担当者（金融商品取引業等に関する内閣府令第２９５条第３項第５号に定める意味による。以下同じ。）及びこれと生計を同一にする直系親族（以下「格付担当者等」という。）は、自己又は他人のために、その担当する格付関係者（金融商品取引法第６６条の３第２項に定めるところによる。以下同じ。）が発行する有価証券の売買等をしてはならない。

（役職員による取引の制限）
第５条　　　格付担当者等は、第４条第２項に該当しない有価証券の売買等を行う場合、全て事前に所属部室長経由でコンプライアンス統括室に申請し、チーフ・コンプライアンス・オフィサーの承認を得なければならない。チーフ・コンプライアンス・オフィサーは、関係部室長とも相談のうえ、当該取引の対象となる有価証券の発行者が当該格付担当者が格付アナリストとして担当する業種と同一業種の発行者である場合等、利益相反のおそれがあると判断した場合は、当該取引を行うことを禁止することとし、格付担当者等はこれに従うものとする。
　　　２．格付担当者を除く役職員及びこれと生計を同一にする直系親族（以下「一般役職員等」という。）は、公表されている格付関係者（当人が格付関係者であることを認知している非公表先を含む。）が発行する有価証券の売買等を行う場合は、事前に所属部室長経由でコンプライアンス統括室に申請し、チーフ・コンプライアンス・オフィサーの承認を得なければならない。チーフ・コンプライアンス・オフィサーは、当該格付担当部室長等の意見を徴した上でその是非を判断するものとし、一般役職員等はこれに従うものとする。なお、役員、部長、特定の部に所属しない職員の場合は、直接、コンプライアンス統括室に申請し、チーフ・コンプライアンス・オフィサーの承認を得ることとする。チーフ・コンプライアンス・オフィサーおよびこれと生計を同一にする直系親族が、公表されている格付関係者（当人が格付関係者であることを認知している非公表先を含む。）が発行する有価証券の売買等を行う場合は、社長の承認を得ることとする。

（退職者による取引の制限）
第６条　　　退職者についても、在職中に知り得た取引先機密情報を知りつつ、自己又は他

人のために有価証券の売買等をしてはならない。退職者は、退職にあたり上記の旨を誓約する念書を会社（経営管理企画部宛）に提出する。

（主管部）

第７条　　本規程の主管はコンプライアンス統括室とし、本規程の運営について疑義が生じた場合はコンプライアンス統括室又はチーフ・コンプライアンス・オフィサーに照会する。チーフ・コンプライアンス・オフィサーは関係各部室の責任者と協議のうえ必要な指示を与える。

（改廃）

第８条　　本規程の改廃は、取締役会がこれを行う。

付　　　則

平成　元年　１月２０日　施行
平成１７年　４月２８日　改正　　平成１７年　５月３１日　施行
平成２２年　５月２６日　改正
平成２２年　７月２２日　改正
平成２２年　８月２０日　改正　　平成２２年　８月２０日　施行
平成２４年　５月３０日　改正　　平成２４年　６月２２日　施行
平成２４年１２月１９日　改正、施行
平成２８年　４月　１日　改正

コンプライアンス統括室御中

有価証券取引申請書

　私は下記の通り有価証券の取引を行いたく、申請いたします。

記

　１．取引有価証券内訳（種類・銘柄・数量)

　　　・種　　類

　　　・銘　　柄

　　　・数　　量

　２．取引事由

　　平成　　　年　　　月　　　日

　　　　　　　　　　　　　　氏　名＿＿＿＿＿＿＿＿＿＿＿＿　印

　　　　　　　　　　　　　所属部室長＿＿＿＿＿＿＿＿＿＿＿　印

＿＿

処理欄

　　　　　　　　　　　　　　　　　　　　○をして下さい。

　　・格付担当部室長意見等

　　・決　　定　　　　　　　　　　許　　可

　　　　　　　　　　　　　　　　　不許可

　　平成　　　年　　　月　　　日

　　　　　チーフ・コンプライアンス・オフィサー＿＿＿＿＿＿＿＿＿　印